UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41647

OHMYHOME LIMITED

(Translation of registrant’s name into English)

11 Lorong 3 Toa Payoh

Block B, #04-16/21, Jackson Square

Singapore 319579

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Notice of Additional 180 Calendar Day Compliance Period

As previously disclosed in the May 2024 Form 6-K, the Company received a written notice from the Listing Qualifications Staff of Nasdaq regarding the Company’s failure to comply with Nasdaq Listing Rule 5550(a)(2) on April 30, 2024, which requires listed securities to maintain a minimum bid price of $1.00 per share. A failure to comply with Nasdaq Listing Rule 5550(a)(2) exists when listed securities fail to maintain a closing bid price of at least $1.00 per share for 30 consecutive business days. Based on the closing bid price for the last 30 consecutive business days, the Company failed to meet the aforesaid requirement. The Company was provided a period of 180 calendar days, until October 28, 2024, to regain compliance.

On October 29, 2024, the Company received a written notice from Nasdaq (the “October 2024 Notice”) stating that, although the Company had not regained compliance with the minimum bid price requirement by October 28, 2024, in accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company is eligible for an additional 180 calendar day period, or until April 28, 2025, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the closing bid price of the Company’s ordinary shares must meet or exceed $1.00 per share for a minimum of 10 consecutive business days during this 180-day period.

The October 2024 Notice has no immediate impact on the listing of the Company’s ordinary shares, which will continue to be listed and traded on the Nasdaq Capital Market, subject to the Company’s compliance with the other listing requirements of the Nasdaq Capital Market. Although the Company will use all reasonable efforts to achieve compliance with Rule 5550(a)(2), there can be no assurance that the Company will be able to regain compliance with that rule or will otherwise be in compliance with other Nasdaq listing criteria.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 1, 2024	Ohmyhome Limited

	By:	/s/ Rhonda Wong
	Name:	Rhonda Wong
	Title:	Director and Chief Executive Officer